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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B) (C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)
                              (AMENDMENT NO. 1)(1)


                         HORIZON MEDICAL PRODUCTS, INC.
     ---------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
     ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                  439903 10 5
     ---------------------------------------------------------------------
                                 (CUSIP Number)


                               DECEMBER 31, 1999
     ---------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1 (b)

      [X] Rule 13d-1 (c)

      [ ] Rule 13d-1 (d)

--------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.   439903 10 5              13G                      PAGE 2 OF 6 PAGES

-------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    ROY C. MALLADY, JR.
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [ ]
                                                          (b)  [ ]
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
-------------------------------------------------------------------------------
NUMBER OF        5. SOLE VOTING POWER                1,328,582
SHARES          ---------------------------------------------------------------
BENEFICIALLY     6. SHARED VOTING POWER                 -0-
OWNED BY        ---------------------------------------------------------------
EACH             7. SOLE DISPOSITIVE POWER           1,328,582
REPORTING       ---------------------------------------------------------------
PERSON WITH      8. SHARED DISPOSITIVE POWER            -0-
-------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                       1,328,582
-------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                            [ ]

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                           9.9%
-------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*
                                                            IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.   439903 10 5              13G                      PAGE 3 OF 6 PAGES


ITEM 1(A).  NAME OF ISSUER:

         Horizon Medical Products, Inc.


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         One Horizon Way
         P.O. Drawer 627
         Manchester, GA  31816


ITEM 2(A).  NAME OF PERSON FILING:

         Roy C. Mallady, Jr.


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         2985 Nancy Creek Road, N.W.
         Atlanta, GA  30327


ITEM 2(C).  CITIZENSHIP:

         U.S.A.


ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $0.001 per share


ITEM 2(E).  CUSIP NUMBER:

         439903 10 5


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

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CUSIP NO.   439903 10 5              13G                      PAGE 4 OF 6 PAGES

ITEM 4.     OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned:
                                             1,328,582 (1)
         _______________________________________________________________________

         (b) Percent of class:
                                                  9.9%
         _______________________________________________________________________

         (c)   Number of shares as to which such person has:
         (i)   Sole power to vote or to direct the vote      1,328,582
                                                         -----------------
         (ii)  Shared power to vote or to direct the vote       -0-
                                                         -----------------
         (iii) Sole power to dispose or to direct the disposition of  1,328,582
                                                                     -----------
         (iv)  Shared power to dispose or to direct the disposition of   -0-
                                                                      ----------

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Instruction.  Dissolution of a group requires a response to this term.


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

------------
(1) Mr. Mallady owns 61,500 of these shares indirectly pursuant to a revocable trust, and he owns 23,600 of these shares indirectly pursuant to an Individual Retirement Account.


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CUSIP NO.   439903 10 5              13G                      PAGE 5 OF 6 PAGES

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.


ITEM 10.    CERTIFICATIONS.

         Not Applicable.


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        February 14, 2000
                                                --------------------------------
                                                            (Date)


                                                     /s/ ROY C. MALLADY, JR.
                                                --------------------------------
                                                      Roy C. Mallady, Jr.